Exhibit 1

For Immediate Release

Pointer Telocation to Present at the 26th Annual
Roth Capital Growth Conference

Rosh HaAyin, Israel, March 6, 2014, Pointer Telocation Ltd. (Nasdaq CM: PNTR), a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it will be presenting at the Annual Roth Capital Growth Stock Conference to be held between March 10-12, 2014 at the Ritz Carlton Hotel in Dana Point, California.

Pointer’s CEO, Mr. David Mahlab, is scheduled to present on Tuesday, March 11, 2014 at 9:30am Pacific Time.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. David Mahlab, CEO and President. Interested investors should contact the conference organizers at Roth or the Investor Relations team at Pointer.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Contact: Zvi Fried V.P. and Chief Financial Officer Tel.: +972-3-572 3111 E-mail: zvif@pointer.com	Kenny Green/Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: pointer@ccgisrael.com